UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

PLURALSIGHT, INC.

(Name of Subject Company)

PLURALSIGHT, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Class C Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number of Class of Securities)

Matthew Forkner

Pluralsight, Inc.

Chief Legal Officer & Corporate Secretary

42 Future Way

Draper, UT 84020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rezwan D. Pavri

Martin W. Korman

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following information and documents relating to the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021, by and among Lake Holdings, LP, Lake Guarantor, LLC, Lake Merger Sub I, Inc., Lake Merger Sub II, LLC, Pluralsight, Inc. and Pluralsight Holdings, LLC:

•

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Pluralsight, Inc. on March 8, 2021 (including all exhibits attached thereto), which information is incorporated by reference.

•	Exhibit 99.1: Employee letter.

•	Exhibit 99.2: Employee FAQ.

•	Exhibit 99.3: Transaction stakeholder Q&A.

Exhibit No.	Description

99.1	Employee letter.

99.2	Employee FAQ.

99.3	Transaction stakeholder Q&A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pluralsight, Inc.

Date: March 8, 2021	/s/ Matthew Forkner
Matthew Forkner
Chief Legal Officer & Corporate Secretary